EVERGREEN UTILITIES AND HIGH INCOME FUND



Dear Shareholder:

         Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated December 20, 2004 of Evergreen Utilities and High Income Fund (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase up to 5% or, in the aggregate, 575,250 shares of its issued and outstanding common shares, no par value (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on January 25, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON JANUARY 24, 2005, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond January 24, 2005, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.

         Neither the Fund nor its Board of Trustees nor Evergreen Investment Management Company, LLC (the Fund's investment adviser) is making any recommendation to any holder of Shares as to whether to tender Shares. Each Shareholder is urged to consult the Shareholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

         Your attention is called to the following:

         1. Unless extended, the Offer expires at 5:00 p.m. Eastern Time on January 24, 2005 and withdrawal rights expire at 5:00 P.M. Eastern Time on January 24, 2005.

         2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

         3. A Shareholder wishing to accept the Offer must tender, or cause the tender of, at least 20% of the Shares owned by the Shareholder and attributed to the Shareholder for federal income tax purposes under
         Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Shareholders should consult their tax advisors as to the application of the constructive ownership rules of Section 318.

         4. If more than 575,250 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. However, the Fund will accept all Shares tendered by any Shareholder who owns, beneficially or of record, an aggregate of not more than 99 Shares and who tenders all such Shares by means of the Letter of Transmittal tendered by or on behalf of that Shareholder.


         5. A broker, dealer, commercial bank, trust company or other nominee may charge a fee for processing transactions on behalf of a Shareholder. Tendering Shareholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

         Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Depositary at the number indicated in the Offer to Purchase.

                                Very truly yours,

                    EVERGREEN UTILITIES AND HIGH INCOME FUND